Exhibit 3.7
AMENDMENT
The Bylaws of Real Mex Foods, Inc. are hereby amended as follows, effective as of June 7, 2004:
Article III, Section 2 shall be amended by changing Section 2 thereof so that, as amended, said section shall be read as follows:
“Section 2: NUMBER AND QUALIFICATION OF DIRECTORS. The authorized number of directors shall not be less than one (1). The number of directors shall be determined by the Board of Directors or by the stockholders.”